Exhibit 99.1

EUDA Holdings and Guangdong Cell Biotech Explore Potential Strategic Partnership to Advance Biotechnology Innovation

- Preliminary Discussions Underway to Establish a Joint Venture

SINGAPORE, December 16, 2024 /Globenewswire/ — EUDA Health Holdings Limited (“EUDA” or the “Company”) (NASDAQ: EUDA), a Singapore-based health technology company that operates a first-of-its-kind Southeast Asian digital healthcare ecosystem, today announced that it has entered into preliminary discussions with Guangdong Cell Biotech Co. Ltd. (“Guangdong Cell Biotech”), a prominent player in stem cell therapies and regenerative medicine, to form a joint venture. Guangdong Cell Biotech develops autologous cell treatments and tailored medicines for various disorders. This potential collaboration aims to leverage the complementary strengths of both companies to accelerate growth and innovation across the biotechnology and consumer health sectors.

Discussions are focused on leveraging EUDA’s digital healthcare ecosystem as a platform to deliver cutting-edge regenerative therapies developed by Guangdong Cell Biotech to a broader audience in Southeast Asia. Guangdong Cell Biotech’s stem cell technology is expected to enrich EUDA’s healthcare services with innovative treatment options, enhancing the appeal and effectiveness of its digital platform. Guangdong Cell Biotech represents that it currently has 37 established stem cell and DNA medical treatment facilities in China and presence in Indonesia and Cambodia.

A joint venture combining EUDA’s expertise in making holistic healthcare solutions accessible to everyone using its portfolio of products and advanced technologies, with Guangdong Cell Biotech’s leadership in stem cell treatment, will allow EUDA to enhance its market presence, improve product offerings, and deliver cutting-edge solutions to customers in Asia.

Strategic Rationale

The potential strategic partnership between EUDA and Guangdong Cell Biotech aims to:

●	Foster innovation in preventive healthcare solutions by combining the technical expertises of each party across digital healthcare and stem cell technologies.
●	Expand market presence through a shared commitment to advancing healthcare technology and addressing evolving consumer needs.
●	Generate operational synergies to enhance efficiency, improve patient outcomes, and deliver sustainable value to stakeholders.
●	Accelerate the research and application of “digital + stem cell” technologies to drive the development of targeted medical solutions for patients and advance anti-aging and regenerative medicine.
●	Transform the healthcare ecosystem and establish a new industry standard with the creation of a comprehensive framework for “digital health + digital healthcare + digital stem cell therapy.”

“We are excited about the opportunity to collaborate with Guangdong Cell Biotech,” said Kelvin Chen, CEO of EUDA. “While our discussions are in the early stages, we are optimistic about the potential to combine our strengths in offering non-invasive, holistic wellness consumer products through our ecosystem, with Guangdong Cell Biotech’s established 30+ stem cell and DNA medical treatment facilities, further diversifying our healthcare ecosystem and revenue streams going forward.”

Wang Taihua, Founder and Chairman of Guangdong Cell Biotech, added, “This potential partnership reflects our shared vision of driving innovation and expanding the impact we have on wellness consumers in Asia. The market for stem cell treatment in China and across Asia is massive, and we look forward to exploring this opportunity and evaluating how we can transform the industry together.”

Parties have not entered into a letter of intent or a legally binding agreement at this time. There is no guarantee that parties will form a joint venture or enter into a definitive written agreement to collaborate in the future.

About EUDA Health Holdings Limited

EUDA Health Holdings Limited is a Singapore-based health technology company that operates a first-of-its-kind Southeast Asian digital healthcare ecosystem aimed at making healthcare affordable and accessible, and improving the patient experience by delivering better outcomes through personalized healthcare. The company’s proprietary unified AI platform quickly assesses a patient’s medical history, triages a condition, digitally connects patients with clinicians, and predicts optimal treatment outcomes. EUDA Health’s holistic approach supports patients throughout all stages of care, including wellness & prevention, urgent care & emergencies, pre-existing conditions, and aftercare services.

About Guangdong Cell Biotech Co. Ltd.

Guangdong Cell Biotech Co. Ltd and its subsidiaries is a leading enterprise and backbone enterprise in the field of stem cell and regenerative medicine in China. The group has established three platforms of stem cell regenerative medicine, immune cell rehabilitation medicine and genomics, covering the field stem cell drug research, clinical research and transformation services, adult cell storage business, CAR-T immune cell products, and research and development of new cell derivative product. They have currently more than 70 invention patents and 3 international invention patents. The group now have over 30 branches and subsidies home and abroad, and cooperates intensively with more than 100 well-known research institutes and clinical institutes.

Forward Looking Statements

This document may contain forward-looking statements regarding risks and uncertainties. These statements usually use forward-looking words, such as the words “estimates,” “projected,” “expects,” “envisions,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions).These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside EUDA’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. sYou should not overly rely on forward-looking statements that are only applicable to the date of publication of this document. These forward-looking statements are based on information from EUDA and Guangdong Cell Biotech, as well as other sources that we believe are reliable. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

As parties have only entered into preliminary discussions at this time, they have not entered into any definitive legally binding agreement. There is also no guarantee that parties will form a joint venture or enter into a definitive written agreement to collaborate. The execution of a definitive agreement will be disclosed by EUDA.